SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036
TEL: (212) 735-3000
FAX: (212) 735-2000

September 1, 2009
BY HAND AND BY EDGAR
Amanda Ravitz
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

RE:	RailAmerica, Inc.
Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-160835)

Dear Ms. Ravitz:
               On behalf of RailAmerica, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
               The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 24, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.
               Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

RailAmerica, Inc.
September 1, 2009

General
1.	Revise throughout to define or eliminate industry jargon and technical terminology that may not be understood by an average investor. Examples include, “handling line railroads” and “Canadian bridge traffic.”

In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

2.	We note you intend to use a portion of the proceeds to repay certain indebtedness owed to an affiliate of one of the underwriters. Tell us what consideration you have given to the need for a “qualified independent underwriter” in this offering.

The Company advises the Staff that it and the underwriters have considered the need for a “qualified independent underwriter” and determined that applicable FINRA regulations will not require the Company to use a “qualified independent underwriter” for this offering. The Company has revised pages 6 and 24 accordingly.
Registration Statement Cover Page
3.	Please revise your “Calculation of Registration Fee” table to separately reflect the amount of the registration fee attributable to shares being offered by the company and shares being offered by the selling shareholders.

The Company advises the Staff that the number of shares being offered by the selling stockholders is not yet known and may not be known until after the registration statement becomes effective. If the Company knows the number prior to effectiveness, it will revise the Calculation of Registration Fee accordingly.
Prospectus Summary, page 1
4.	Please provide us with substantiation for the statement that you are “the largest owner and operator of short line and regional freight railroads in North America.”

The Company is submitting to the Staff supplementally support for the statement that it is “the largest owner and operator of short line and regional freight railroads in North America.” Additionally, the Company has revised its disclosure throughout the Registration Statement to reflect the statement as a “belief.”
5.	Please revise to define “Class I Railroad” here, rather than on page 51.

In response to the Staff’s comment, the Company has revised its disclosure on page 1.

6.	We note that you mention that you operate 40 railroads three times in the first page alone and once again on page two. Similarly you mention twice on the first page that

RailAmerica, Inc.
September 1, 2009

you are the largest owner and operator of short line and regional freight railroads. Please revise to eliminate the excess redundancy.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 2.
Expanding our non-freight services and revenue, page 3
7.	Please also give your non-freight revenue numbers in the last sentence as a percentage of revenue as well as a number in order to help investors gauge its significance.

In response to the Staff’s comment, the Company has revised its disclosure on page 3.
Our Principal Stockholder, page 5
8.	Either delete the second paragraph or remove it here and reposition elsewhere.

In response to the Staff’s comment, the Company has revised the Registration Statement to move the second paragraph to page 69.
Summary Consolidated Financial Data, page 7
9.	We will not object to the presentation of traditional EBITDA in this table if you are able to demonstrate its usefulness independently from adjusted EBITDA and if the appropriate footnote disclosure regarding the reasons management believes this measure is useful to investors, as well as the purposes for which management uses this measure are provided. In addition, please justify the usefulness of this measure as an alternative measure of performance given that it adjusts for recurring items. Please revise, as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on page 9.

10.	We note that you have also included a non-GAAP financial measure labeled “Adjusted EBITDA” which you state is a measure that management uses to assess performance between periods on a consistent basis. We believe your presentation of this non-GAAP measure is not in compliance with Item 10 of Regulation S-K and should be removed from this section and throughout the document.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that its presentation of Adjusted EBITDA is in compliance with Item 10 of Regulation S-K. The Company has included in the registration statement:

RailAmerica, Inc.
September 1, 2009

•	a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•	a reconciliation of the differences between Adjusted EBITDA with Net Income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP;

•	a statement disclosing the reasons why the Company’s management believes that presentation of Adjusted EBITDA provides useful information to investors; and

•	a statement disclosing the additional purposes for which the Company’s management uses Adjusted EBITDA.
The Company respectfully advises the Staff that it uses Adjusted EBITDA to monitor its ability to take certain corporate actions which are generally prohibited by the covenants under the senior secured notes and to assess performance between periods on a consistent basis. The covenants in the indenture governing the Company’s senior secured notes generally prohibit the Company from undertaking key investing and financing functions such as making investments, transferring property, paying dividends, and incurring additional indebtedness as disclosed on page 90, “Description of Certain Indebtedness.” However, to the extent the Company meets certain ratios calculated using Adjusted EBITDA, as defined under the terms of the senior secured notes, the Company is permitted to make investments, transfer property, pay dividends and incur additional indebtedness. The ability to undertake these key investing and financing functions the Company believes is material to its performance and to investors. The Company also notes that unlike ratio covenants that are often found in credit agreements that require a company to maintain a certain ratio, the ratios included in the indenture for the senior secured notes are incurrence based. The ratios operate to enable the Company to take certain key investing and financing functions if its operating performance reaches certain levels. This further highlights the importance of Adjusted EBITDA as a key operating performance metric for the Company.

Additionally, management uses Adjusted EBITDA (i) for planning purposes, including the preparation of annual operating budget in conjunction with the restrictions from the senior secured notes, (ii) to evaluate the Company’s operating performance including implementation of the cost saving initiatives, and (iii) in communications with the holders of the senior secured notes and with the board of directors concerning financial performance.

Furthermore, the Company respectfully advises the Staff that it does not anticipate that non-recurring items presented as adjustments such as the headquarter relocation cost, gain (loss) on foreign currency translation and impairment of assets will recur in

RailAmerica, Inc.
September 1, 2009

the next two years. The Company has historically not recognized gain (loss) on foreign currency translation and subsequent to the repayment of the U.S. dollar term borrowing held by one of the Canadian subsidiaries, the Company does not anticipate recognizing gain (loss) on foreign currency translation in the future. The impairment of assets recognized in 2008 relates to the relocation of headquarters as disclosed on page 39.

11.	We note your presentation of the non-GAAP measure adjusted earnings (losses). It appears that most of the reconciling items you have presented are recurring. The guidelines in FR-65 specifically prohibit using a non-GAAP measure to eliminate or smooth items which are recurring, frequent or not unusual by removing their effects from a non-GAAP performance measure. For guidance, you may refer to Question 8 of the June 13, 2003 FAQ regarding the use of non-GAAP financial measures as prepared by the staff of the Division of Corporation Finance. Please revise to eliminate the presentation of this non-GAAP measure from your document.

In response to the Staff’s comment, the Company has revised its disclosure on page 10 pursuant to the guidelines in FR-65 and Question 8 of the June 13, 2003 FAQ. The Company respectfully advises the Staff that it believes that its presentation of adjusted earnings (losses) (now referred to in the registration statement as economic earnings) is now in compliance with Item 10 of Regulation S-K and the guidelines in FR-65 and is a useful measure of its operating performance and should not be eliminated from its document.

The Company is presenting economic earnings because it is a central tool that it uses in managing its business and directing its management’s focus. Management uses economic earnings (losses) (i) to determine future management incentive compensation and (ii) to review the financial results of the Company on a consistent basis by removing non-recurring items, as well as costs relating to amortization or write-off of deferred financing costs and non-cash income tax items.

As with Adjusted EBITDA, to comply with Item 10, the Company has included in the registration statement:

•	a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•	a reconciliation of the differences between economic earnings with Net Income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP;

•	a statement disclosing the reasons why the registrant’s management believes that presentation of economic earnings provides useful information to investors; and

•	a statement disclosing the additional purposes for which the Company’s management uses economic earnings.

Significant cash expenditures from financing activities that are amortized to maturity or until repayment are adjusted since management does not believe this relates to direct operating performance for the Company. Provision for (benefit from) income taxes, which are primarily non-cash expenses, are added back or subtracted from Income (loss) from continuing operations because of the Company’s favorable tax attributes that include net operating loss carry-forwards. Management believes that taxes paid during a period which are reflected in economic earnings more accurately reflects operating performance.

12.	Also, with regard to your presentation of adjusted earnings (losses), the guidelines in FR-65 specifically prohibit the use of titles or descriptions of non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP measures. A non-GAAP measure such as you have presented containing the title of a recognized GAAP measure, exclusive or adjusted for certain items, becomes confusingly similar to the GAAP measure. Therefore, if you believe the identified items are crucial to an investor’s understanding of your operating results, we suggest you give consideration to presenting those items within your MD&A discussion of operating results without showing their net effect as an adjustment to net income or

RailAmerica, Inc.
September 1, 2009

any other GAAP financial result. Such presentation would allow for your discussion of these items which you believe affects comparability between years, and would eliminate your use of a non-GAAP measure.

In response to the Staff’s comment, the Company has revised the title of “adjusted earnings (losses)” to “economic earnings (losses).” In addition, the Company refers the Staff to its response to Comment 11. Finally, the Company has added disclosure throughout MD&A to present separately discussions of significant expense items such as income taxes paid in cash, amortization costs included in interest expense, write-off of deferred financing costs and non-recurring headquarter relocation costs.
Risks Related to Our Business, page 11
13.	Please add a risk factor about the risk involved in paying money in the form of executive compensation that would otherwise become net income. Include a table for the last audited period and the interim stub showing net income and all compensation as the two lines to assist investors in evaluating your compensation practices and how they might affect an investment. Include as a footnote the information found under IPO Equity Incentive Plan about the additional incentives you plan to put in place prior to the completion of the offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the current disclosure is fully informative to investors. The Company has considered the risks to its business relating to its management and employees and has addressed the material risks on pages 11, 13 and 14 of “Risk Factors.” Additionally, the Company has provided the compensation disclosure required by Item 402 of Regulation S-K in the section entitled “Management.” Finally, the Company provides detailed tabular disclosure in MD&A of all of its operating expenses, including the total labor and benefits expense, for both the full year and the interim period ending June 30, 2009. These expenses are presented as both whole numbers and percentages of operating revenue.
Adverse macroeconomic and business conditions could negatively impact our business, page 11
14.	We note that revenue is off roughly 25% from the comparable period for the first quarter. Either revise this risk factor, including changing the conditional verb to a present tense verb or add a risk factor addressing the economic situation and using appropriate numbers from your results to show the current effect.

In response to the Staff’s comment, the Company has revised its disclosure on page 11.
Because we depend on Class I railroads and certain important customers, page 12
15.	Please revise to disclose whether any of the current Class I railroads comprise a proportionately large share of your interchange business, and if so, name the

RailAmerica, Inc.
September 1, 2009

operators and the percentage of business reliant upon them. This should be measured, if applicable, by Class I railroad hire according to the amount of revenue generated under both contract and non-contract hire where you act as agent for that railroad.

In response to the Staff’s comment, the Company has revised its disclosure on page 12.
Selected Historical Consolidated Financial Data, page 27
16.	Please revise your opening paragraph to include a brief explanation for the presentation of predecessor and successor financial statements. The reasons for this distinction are not apparent based on the information presented in this section. Consideration should be given to making a similar revision in the Summary Consolidated Financial Data section on page 7.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 27.
Management’s Discussion and Analysis
Comparison of Operating Results for the Years Ended Dec. 31, 2008 and 2007, page 35
17.	In your comparison of operating results, you present operating revenues and other GAAP financial measures for the entire year ended December 31, 2007. However, throughout your financial statements, you have presented the results of 2007 with a distinction between predecessor and successor companies due to the merger transaction that occurred in 2007. Therefore, by combining the two separate periods from 2007 to present results for a full year, you appear to be calculating a non-GAAP measure. Please revise your discussion to compare operating results for 2008 to the successor company financial statements for 2007. Alternatively, you may give consideration to preparing a supplemental MD&A disclosure to include pro forma financial information for 2007, which would provide a basis for the comparison of the entire year with subsequent periods.

To address the Staff’s comment, the Company has updated the 2007 tables to show the Predecessor and Successor data separately and a combined pro forma total for the year of 2007. In addition, the Company has included lead-in disclosure indicating that the combined data is a non-GAAP measure.
Operating expenses, page 37
18.	We note your presentation and discussion of your operating expenses by functional category and natural category. Please revise to reconcile this presentation to the categories of operating expenses presented in your statement of operations. In addition, please note that your primary discussion of operating results, including

RailAmerica, Inc.
September 1, 2009

operating expenses, should follow the presentation of the statement of income. However, you may also choose to include a supplementary discussion of operating results defined within alternative categories, provided that a reconciliation to your statement of operations is provided and you discuss how the alternative presentation is useful to an investor’s understanding of your operating results.

In response to the Staff’s comment, the Functional Category presentation of expenses has been removed, and a reconciliation has been provided from the functional expense categories on the Statement of Operations to the natural category expense line items presented and discussed throughout the MD&A.

19.	In addition, your presentation of amounts for 2007 should distinguish between the predecessor and successor periods consistent with your financial statement presentation throughout the document.

In response to the Staff’s comment, the relevant tables in MD&A have been revised accordingly.
Liquidity and Capital Resources, page 44
20.	According to your disclosures on page 47, the two primary uses of the cash provided by your operations are capital expenditures and debt service. Therefore, in lieu of presenting a non-GAAP cash flow measure, we suggest you discuss the sufficiency of your cash generated from operations to fund both capital expenditures and debt service requirements. Further, when the cash provided by your operations is not sufficient to fund these two primary uses, as was the case for the quarters ended March 31, 2009 and 2008, disclose whether or not you believe this represents a trend and how you intend to cover the shortfall on both a short-term and long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 47.
Working Capital, page 45
21.	Please expand the last paragraph of this section to discuss your intention (disclosed on page 24) to use a portion of the net proceeds from the offering to redeem a portion of your senior secured notes. In this regard, please explain management’s decision to redeem a portion of the senior secured notes within such a short period of time after their issuance. In addition, explain how management determined the amount to be redeemed since it appears from the disclosure on page 83 that management had more than one alternative with respect to optional redemption of the senior secured notes.

In response to the Staff’s comment, the Company has revised its disclosure on page 48.

RailAmerica, Inc.
September 1, 2009

Quantitative and Qualitative Disclosures About Market Risk, page 49
22.	Please revise to provide your quantitative risk analysis of potential changes in foreign currency conversion.

In response to the Staff’s comment, the Company has revised its disclosure on pages 53 and 54.
23.	Please revise to include both quantitative and qualitative disclosure regarding your interest rate risk.

In response to the Staff’s comment, the Company has revised its disclosure on pages 53 and 54.
Industry, page 50
24.	For statements which are not purely factual, or where your disclosure attributes events to certain causes without further substantiation, provide a third party source for your disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 55 and 56 and supplementally advises the staff that it believes its statements and assertions are based on current data that are widely available to the public.
Business, page 54
25.	Please revise this section to add disclosure regarding the history and development of your business and subsidiaries including, but not limited to, the year of incorporation and your predecessor company.

In response to the Staff’s comment, the Company has revised its disclosure on page 59.
26.	Please revise to add specific disclosure with respect to the cash-out merger and takeover by affiliates of Fortress Investment Group LLC in 2007 including the material terms of the merger, the parties involved and your delisting from the NYSE.

In response to the Staff’s comment, the Company has revised its disclosure on pages 59 and 69.
Contracts, page 58
27.	Please revise this section to provide average contract lengths for each category of contract that you generally enter into and any foreseeable changes to the current mix of contracts.

RailAmerica, Inc.
September 1, 2009

In response to the Staff’s comment, the Company has revised its disclosure on page 64.

28.	We refer to the paragraph describing the business relationship where no contract is signed and a current published rate is used for hire instead. Please revise this paragraph to disclose the percentage breakdown of Class I railroad and direct customer hires similar to the breakdown between the paragraphs above.

In response to the Staff’s comment, the Company has revised its disclosure on page 64.
Compensation Discussion and Analysis, page 68
29.	Please revise to clarify why the grant of a fixed number of restricted shares vesting at a fixed rate should be considered “at-risk compensation” or delete the statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 74.
Management and Reciprocal Administrative Services Agreements, page 79
30.	Please disclose the material terms of these agreements, to the extent known.

In response to the Staff’s comment, the Company has revised its disclosure on page 85. The Company also advises the Staff that although it has not yet entered into these arrangements, if the terms are known prior to effectiveness, it will provide disclosure of the material terms.
Principal and Selling Stockholders, page 80
31.	Please tell us and disclose whether RR Acquisition Holding LLC is a broker-dealer or an affiliate of a broker-dealer.

In response to the Staff’s comment, the Company advises the Staff that it has been advised by Fortress Investment Group LLC that RR Acquisition Holding LLC is not a broker-dealer or an affiliate of a broker dealer, and the Company has revised its disclosure on page 87.
ABL Revolver, page 82
32.	Please disclose who RailAmerica Transportation Corp is.

In response to the Staff’s comment, the Company has revised its disclosure on page 88.

RailAmerica, Inc.
September 1, 2009

33.	Please disclose the material terms of the borrowing availability for letters of credit and swingline loans to the extent they are different from the terms of the revolving line of credit.

In response to the Staff’s comment, the Company has revised its disclosure on page 88.
Covenants Representations and Warranties and Events of Default, page 82
34.	Please quantify the minimum availability level under the ABL facility that will trigger the requirement to maintain a minimum fixed charge coverage ratio of 1.1 to 1.0.

In response to the Staff’s comment, the Company has revised its disclosure on page 89.
9.25% Senior Secured Notes, page 83
35.	Please quantify the “make-whole premium” or formula for determining it under the indenture.

In response to the Staff’s comment, the Company has revised its disclosure on page 89.

36.	Please quantify the limitations and ratios set forth by the indenture governing the senior secured notes that restrict your ability to incur indebtedness, pay dividends or enter into other transactions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 90 and 91.

37.	Please confirm that this offering would not constitute a change of control under the senior secured notes.

In response to the Staff’s comment, the Company has revised its disclosure on page 89.
Part II
Recent Sales of Unregistered Securities, page II-2
38.	Please include all sales of unregistered securities over the preceding 3 years. For example, you have not included the issuance of the 9.25% Senior Secured Notes.

In response to the Staff’s comment, the Company has revised its disclosure on pages II-2 and II-3.

RailAmerica, Inc.
September 1, 2009

Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Goodwill and Indefinite-Lived Intangible Assets, page F-10
39.	Please describe the facts and circumstances used to make the determination that certain railroad leases have indefinite lives and therefore should not be amortized. Your response should include a discussion of such factors as potential changes in demand, competition or other economic factors over the life of the asset, as well as the expected level of future cash flows from the leases, and the level of maintenance expenditures that you estimate will be necessary on the leased assets.

The Company supplementally advises the Staff that the railroad leases are agreements whereby RailAmerica is permitted to conduct railroad operations over another party’s right of way. An indefinite life was accorded to the leases, which were held by those RailAmerica reporting units that were expected to operate as going concerns as of February 14, 2007.

The determination of whether a particular RailAmerica reporting unit would continue operating indefinitely over the right of way was based on an analysis of that reporting unit’s competitiveness and an assessment of the current and future demand for rail transport services in its respective market. The Company developed and analyzed growth and profitability projections for each reporting unit. The projections were based on expected carloads, profitability metrics of carrying specified freight, as well as regional demographics and market factors that would drive demand for rail transportation services. There are no costs to maintain the leases outside of those payments that are required under the lease agreements. Based on the considerations in paragraph 11 of SFAS 142, the Company concluded that there were no legal, contractual, competitive, economic or other factors that limited the useful life of the leases.

The Company estimated the fair value of the leases using an income approach. Under this methodology, the fair value is the present value of the excess earnings generated by the railroad operations. As the underlying reporting units which hold the leases are expected to operate indefinitely, the valuation model utilized in determining the fair value of the leases forecasted related cash flows into perpetuity. The Company projected cash flows through 2016 and determined a terminal value assuming a long term growth rate of 3.5%. There have been no changes to the way the Company utilizes the leases in its rail transportation services.
Note 2. Merger and Acquisition Transaction, page F-13
40.	We note your description of the merger transaction that occurred in February 2007 between a subsidiary entity of Fortress Investment Group and RailAmerica, in which you were the surviving entity. It appears the Fortress subsidiary was a shell company formed specifically for the merger transaction, and the outcome of the transaction was a restructuring of your debt and equity mix. The business, operations and management of your company both before and after the transaction appear to be fundamentally unchanged. As such, the transaction appears to be a capital transaction in substance, and it appears that you have applied push-down accounting.

RailAmerica, Inc.
September 1, 2009

Please confirm that our understanding is correct. In addition, please revise your disclosure to provide a detailed explanation of your accounting for this transaction.

In response to the Staff’s comment, the Company advises the Staff that on November 14, 2006, RR Acquisition Holding LLC, (“Holdings”) and RR Acquisition Sub Inc. (“Subsidiary”), a wholly owned subsidiary of Holdings, both formed by investment funds managed by affiliates of Fortress Investment Group LLC, entered into an Agreement and Plan of Merger with RailAmerica. On February 14, 2007 shortly after the approval of the proposed merger by the shareholders of RailAmerica, Subsidiary merged with and into RailAmerica, with RailAmerica continuing as the entity surviving the merger as a wholly owned subsidiary of Holdings (the “Acquisition”).

The following facts were considered when determining that this transaction should be accounted for as a business combination under paragraph 9 of SFAS 141:
•	Holdings controlled RailAmerica as a result of the acquisition transaction; and

•	The net assets acquired met the definition of a business.
Further, Holdings is considered the acquirer in accordance with paragraph 17 of SFAS 141 due to the following:
•	Holdings controlled RailAmerica and had all of the voting rights;

•	It had the ability to elect the governing body of the combined entities;

•	Upon the consummation of the transaction, the existing Board of Directors was no longer retained;

•	Within two weeks of the transaction closing, the existing senior management team was replaced with management selected by Holdings; and

•	Holdings paid a premium over the market value of the securities of RailAmerica.
Based upon the above facts, the Company believes that this transaction should be accounted for as a purchase transaction and not an equity restructuring or reorganization. The Company has disclosed on Page F-13 that the transaction was accounted for as a purchase and that the acquired assets and liabilities were recorded at fair value.

41.	In the second paragraph, you disclose the cash consideration paid in the February 2007 merger transaction of $16.35 per share of the Predecessor Company’s common stock. Also, we note the Acquisition was financed in part through a $465 million capital infusion from Holdings at a different price per share for each share of the Successor Company’s common stock. Since both the Predecessor Company and the

RailAmerica, Inc.
September 1, 2009

Successor Company bear the RailAmerica name, please be more specific when referring to prices paid per share of RailAmerica common stock. In this regard, please disclose the price per share, adjusted for any stock splits undertaken in connection with the offering, paid by Holdings in February 2007.

The disclosure on page F-13 has been clarified in response to the Staff’s comment.
Exhibit 10.1
42.	Please refile this credit agreement with your next amendment and include all schedules and exhibits.

In response to the Staff’s comment, the Company has refiled the credit agreement including the schedules and exhibits.
General
43.	Consider the updating requirements of Rule 3-12 of Regulation S-X.

The Company has revised the Registration Statement accordingly.
* * * * *
               Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,
/s/ Joseph A. Coco
Joseph A. Coco

cc:	Scott Williams, Esq.
Senior Vice President and General Counsel
RailAmerica, Inc.
7411 Fullerton Street
Suite 300
Jacksonville, Florida 32256

Jonathan A. Schaffzin, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10004-2498

Matthew Spitzer
Kristin Shifflett
David Humphrey